JPMorgan Knock-Out Buffered Notes Linked to the S&P 500® Index due May 20, 2015 ("Market Plus")

The notes are designed for investors who seek unleveraged exposure to appreciation of the S&P 500 Index at maturity, without upside enhancement. Investors should be willing to forgo interest and dividend payments and, if a Knock-Out Event (as defined below) occurs, be willing to lose some or all of their principal at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Index:	The S&P 500® Index ("the Index")
Knock-Out Buffer Amount:	19.00%
Index Return:	(Final Index Level - Initial Index Level) / Initial Index Level
Maximum Potential Loss:	100.00%
Monitoring Period:	The period from but excluding the pricing date to but excluding the first Ending Averaging Date
Maturity:	May 20, 2015
Settlement:	Cash
Knock-Out Event:	**A Knock-Out Event occurs if either, (y) on any day during the Monitoring Period, the Index closing level is less than the Initial Index Level by more than the Knock-Out Buffer Amount or (z) the Ending Index Level is less than the Initial Index Level by more than the Knock-Out Buffer Amount.**
Payment at Maturity:	If the Ending Index Level is greater than the Initial Index Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return, calculated as follows: $1,000 + ($1,000 x Index Return) If the Ending Index Level is equal to the Initial Index Level, or if the Ending Index Level is less than the Initial Index Level and **a Knock-Out Event has not occurred**, you will receive the principal amount of your notes at maturity. If the Ending Index Level is less than the Initial Index Level and **a Knock-Out Event has occurred**, you will lose 1% of the principal amount of your notes for every 1% that the Ending Index Level is less than the Initial Index Level and your return per $1,000 principal amount note will be calculated as follows: $1,000 + ($1,000 x Index Return)
Initial Index Level:	Index Closing level on the pricing date
Final Index Level:	The arithmetic average of the Index Closing levels on the five Ending Averaging Dates
Ending Averaging Dates:	May 11, 2015, May 12, 2015, May 13, 2015, May 14, 2015, and the Final Ending Averaging Date
Final Ending Averaging Date:	May 15, 2015
Preliminary Termsheet:	http://www.sec.gov/Archives/edgar/data/19617/000095010313006589/dp41927_fwp-ps4i.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Payout For Market Plus

If a Knock-Out Event Has Not Occurred (1)



Index Performance
Knock-Out Buffer Amount
Total Return with no Knock-Out Event
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
Payment on a $1,000 principal amount
-50% -40% -30% -20% -10% 0% 10% 20% 30%
Index Return

If a Knock-Out Event Has Occurred (2)



Index Performance
Total Return with a Knock-Out Event
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$400
Payment on a $1,000 principal amount
-50% -40% -30% -20% -10% 0% 10% 20% 30%
Index Return

(1) The Index closing level is greater than or equal to 1458.00 (81.00% of the hypothetical Initial Index Level) on each day during the Monitoring Period and the Ending Index Level is greater than or equal to 1458.00 (81.00% of the hypothetical Initial Index Level).
(2) The Index closing level is less than 1458.00 (81.00% of the hypothetical Initial Index Level) on at least one day during the Monitoring Period or the Ending Index Level is less than 1458.00 (81.00% of the hypothetical Initial Index Level).
The graphs above collectively demonstrate the hypothetical total return on the notes at maturity for a subset of Index Returns detailed in the table below. Your investment may result in a loss of all of your principal at maturity.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss of some or all of your principal, and is subject to the credit risk of JPMorgan Chase & Co.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JP Morgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- No interest or dividend payments or voting rights that holders of securities composing the Index would have.
- The averaging convention used to calculate the ending index level could limit returns.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- Secondary market prices of the notes will likely be lower than the price you paid for the notes and will be be impacted by many economic and market factors.
- The value of the notes as published by JPMS may be higher than JPMS's then-current estimated value of the notes for a limited time.
- The benefit of the Knock-Out Buffer Amount may terminate on any day during the Monitoring Period.
- The benefit of the Knock-Out Buffer will terminate if the Final Index Level is less than the Initial Index Level.
- Lack of liquidity - J.P. Morgan Securities LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell or trade the notes easily.

Final Index Level	Index Return	Total Return If a Knock-Out Event Has: Not Occurred (1)	Occurred (2)
2880.00	60.00%	60.00%	60.00%
2700.00	50.00%	50.00%	50.00%
2520.00	40.00%	40.00%	40.00%
2160.00	20.00%	20.00%	20.00%
1980.00	10.00%	10.00%	10.00%
1890.00	5.00%	5.00%	5.00%
1845.00	2.50%	2.50%	2.50%
1800.00	0.00%	0.00%	0.00%
1710.00	-5.00%	0.00%	-5.00%
1620.00	-10.00%	0.00%	-10.00%
1458.00	-19.00%	0.00%	-19.00%
1457.82	-19.01%	N/A	-19.01%
720.00	-60.00%	N/A	-60.00%
0.00	-100.00%	N/A	-100.00%

The table and charts above assumes an Initial Index Level of 1800. The actual Initial Index Level will be set on the pricing date.
The numbers appearing in the table and footnotes above have been rounded for ease of analysis.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.
Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.
This material is not a product of J.P. Morgan Research Departments.
Registration Statement No: 333-177923

Dated: November 13, 2013
Filed pursuant to Rule 433